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                 April 16, 2024

       Christopher Savoie
       Chief Executive Officer
       Zapata Computing Holdings Inc.
       100 Federal Street, Floor 20
       Boston , MA 02110

                                                        Re: Zapata Computing
Holdings Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 12,
2024
                                                            File No. 333-278670

       Dear Christopher Savoie:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Kyle Wiley at 202-344-5791 or Jan Woo at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Stacie S. Aarestad